Exhibit 5.1

10TH FLOOR • TWO LEADERSHIP SQUARE

211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103

(405) 235-9621 • FAX (405) 235-0439

www.mcafeetaft.com

May 3, 2006

Tronox Worldwide LLC

Tronox Finance Corp.

Attn: Roger G. Addison

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Ladies and Gentlemen:

We have acted as counsel for Tronox Worldwide LLC, a Delaware limited liability company (“Tronox Worldwide”), Tronox Finance Corp., a Delaware corporation (“Tronox Finance” and together with Tronox Worldwide, the “Issuers”), Tronox Incorporated, a Delaware corporation (“Parent”) and certain of Tronox Worldwide’s subsidiaries with respect to the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the registration by the Issuers under the Securities Act of 1933, as amended (the “Securities Act”) of (i) the offer and exchange by the Issuers (the “Exchange Offer”) of $350,000,000 aggregate principal amount of their 9  1/2% Senior Notes due 2012 (the “Initial Notes”), for a new series of notes bearing substantially identical terms and in like principal amount (the “Exchange Notes”) and (ii) the guarantees (the “Guarantees”) of Parent and certain subsidiaries of Tronox Worldwide listed in the Registration Statement as guarantors (the “Guarantors”) of the Initial Notes and the Exchange Notes. The Initial Notes were issued, and the Exchange Notes will be issued, under an Indenture dated as of November 28, 2005, among the Issuers, the Guarantors and Citibank, N.A., as Trustee (the “Indenture”). The Exchange Offer will be conducted on such terms and conditions as are set forth in the prospectus contained in the Registration Statement to which this opinion is an exhibit.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, (ii) the Indenture and (iii) such other certificates, statutes and other instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed. In connection with this opinion, we have assumed that the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and the Exchange Notes will be issued and sold in compliance with applicable federal and state securities laws and in the manner described in the Registration Statement.

Based on the foregoing, we are of the opinion that when the Exchange Notes have been duly executed, authenticated, issued and delivered in accordance with the provisions of the

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Indenture, (i) such Exchange Notes will be legally issued and will constitute valid and binding obligations of the Issuers enforceable against the Issuers in accordance with their terms, and (ii) the Guarantees of the Parent and the Guarantors remain valid and binding obligations of such entities, enforceable against the Parent and each such Guarantor in accordance with their terms, except in each case as such enforcement is subject to any applicable bankruptcy, insolvency, reorganization or other law relating to or affecting creditors’ rights generally and general principles of equity.

We hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement. We also consent to the reference to this firm appearing under the caption ‘Legal Matters’ and elsewhere in the prospectus which is part of the Registration Statement.

Yours very truly,

/s/ McAfee & Taft A Professional Corporation